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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Hosting Forrester Analyst Ken Vollmer on

“Breaking Down the Barriers: Business Integration Summit 2005"

Irvine, California (February 10, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology announced today that they will host Mr. Ken Vollmer at a one day workshop entitled "Breaking Down the Barriers: Business Integration Summit 2005" to be held at the Crowne Plaza Valley Forge at the King of Prussia Mall, King of Prussia, PA., February 23, 2005. RSVP is required.

Mr. Vollmer is a principal analyst in Forrester's Application Development & Infrastructure research group, covering trends, issues, and strategies related to all forms of integration, including business process management (BPM), enterprise application integration (EAI), B2B integration (B2Bi), and electronic data interchange (EDI).

Mr. Vollmer has assisted hundreds of clients in North America and Europe with their integration projects, drawing upon his knowledge of emerging trends and many years of practical experience in implementing a wide range of business solutions.

Additional speakers include Lee Sutton, Co-Director of the Integration Competence Center and Gil Trotino, VP Worldwide Marketing, Magic Software Enterprises.

“This is a unique opportunity to hear about the latest integration trends and issues from one of the leading industry analysts,” said Gil Trotino, VP Worldwide Marketing, Magic Software Enterprises. “To succeed in today’s dynamic integration world, we need to be aware of the latest issues and developments. We are confident Mr. Vollmer will provide us with valuable insight into this challenging world.”

For details and registration information, please visit http://www.magicsoftware.com/news/events or call (949) 250-1718, ext. 20.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: February 10, 2005